UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*
_______________________________

Watford Holdings Ltd.
 (Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G94787101
(CUSIP Number)

c/o Enstar Group Limited
P.O. Box HM 2267, Windsor Place 3rd Floor
22 Queen Street
Hamilton, Bermuda HMJX
(441) 292-3645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 2 OF 5

1		NAME OF REPORTING PERSONS Cavello Bay Reinsurance Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,815,858 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,815,858 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) IC

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 3 OF 5

1		NAME OF REPORTING PERSONS Kenmare Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,815,858 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,815,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 4 OF 5

1		NAME OF REPORTING PERSONS Enstar Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,815,858 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,815,858 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

(1) The shares are held by Cavello Bay Reinsurance Limited, a Bermuda company (“Cavello Bay”). Cavello Bay has voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Cavello Bay, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2) This percentage is calculated based on 19,886,979 common shares issued and outstanding as of August 7, 2020, as reported in the Issuer’s Form 10-Q filed on August 7, 2020.

CUSIP NO. G94787101	SCHEDULE 13D	PAGE 5 OF 5

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D filed by Cavello Bay Reinsurance Limited, Kenmare Holdings Ltd. and Enstar Group Limited (the “Reporting Persons”) on September 21, 2020 and amended twice on October 1, 2020 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

Cavello Bay initially acquired the Common Shares to which this Schedule 13D relates for investment purposes.

On September 30, 2020, Enstar delivered a letter to the Board of Directors of the Issuer indicating its desire to discuss the acquisition of all of the Issuer’s ordinary shares for $31.00 per share. The proposal is subject to customary due diligence and the negotiation of definitive agreements. The September 30, 2020 letter was previously filed as Exhibit 2 and is incorporated herein by reference.

On October 5, 2020, Enstar delivered a second letter to the Board of Directors of the Issuer reconfirming its interests in pursuing the transaction outlined in its September 30, 2020 letter. The October 5, 2020 letter is included as Exhibit 3 and is incorporate herein by reference.

There can be no assurance that the Issuer and Enstar will reach an agreement with respect to any transaction or that the nature or terms of any such transaction will not differ from the description in Enstar’s letters to the Board of Directors of the Issuer.

Depending on various factors, the Reporting Persons and each of their representatives may from time to time engage in discussions with the Issuer, other current or prospective shareholders of the Issuer, existing or potential strategic partners, investment professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, Enstar’s proposal to the Board of Directors of the Issuer, the Issuer’s business, management, capital structure, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the actions that are described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons reserve the right to and may acquire or dispose of Common Shares, including through public and private transactions. Cavello Bay intends to review its investment in the Issuer on a continuing basis.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated as follows.

Exhibit 1        Joint Filing Agreement by and among Cavello Bay Reinsurance Limited, Kenmare Holdings
Ltd. And Enstar Group Limited, dated September 21, 2020 (previously filed)

Exhibit 2        Letter dated September 30, 2020 from Enstar Group Limited to the Board of Directors of
Watford Holdings Ltd. (previously filed)

Exhibit 3        Letter dated October 5, 2020 from Enstar Group Limited to the Board of Directors of
Watford Holdings Ltd.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2020
                                Cavello Bay Reinsurance Limited

                                By:     /s/ Guy Bowker
                                Name:     Guy Bowker
                                Title:     Director

                                Kenmare Holdings Ltd.

                                By:     /s/ Guy Bowker
                                Name:     Guy Bowker
                                Title:     Director

                                Enstar Group Limited

                                By:     /s/ Guy Bowker
                                Name:     Guy Bowker
                                Title:     Chief Financial Officer

Exhibit 3

[Letterhead of Enstar Group Limited]

October 5, 2020

Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road
Pembroke HM 08, Bermuda

Attention: Board of Directors

FOLLOW-UP INTEREST ON NON-BINDING INDICATIVE PROPOSAL

Following-up on our non-binding indicative proposal dated September 30, 2020, for an all-cash acquisition of 100% of the ordinary share capital of Watford Holdings Ltd. (“Watford”) at $31.00 per share, and our subsequent conversations with Morgan Stanley, we are pleased to reconfirm our continued interest in a potential transaction. We believe that the appropriate next step would be to enter into a non-disclosure agreement to allow us to complete our due diligence in an expeditious manner.

On completion of due diligence, it is likely that we may be able to increase our offer.

We look forward to working with Watford and engaging in next steps towards the agreement of a mutually beneficial transaction that provides a fair price to Watford’s shareholders. We look forward to hearing from you.

Yours sincerely,

/s/ Paul O’Shea

Paul O’Shea
President